FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following news release was issued today by SABB - The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

                             THE SAUDI BRITISH BANK
                        2006 ANNUAL RESULTS - HIGHLIGHTS

- Net profit of SAR3,040 million (US$811 million) for the year ended 31 December 2006 - up SAR536 million (US$143 million), or 21.4 per cent, over the same period in 2005.

- Net profit of SAR585 million (US$156 million) for the three months ended 31 December 2006, compared to SAR630 million (US$168 million) over the same period in 2005.

- Operating income of SAR4,617 million (US$1,231 million) for the year ended 31 December 2006 - up SAR797 million (US$213 million), or 20.9 per cent, over the same period in 2005.

-  Customer deposits of SAR59.3 billion (US$15.8 billion) at 31 December 2006
   - up SAR10.8 billion (US$2.9 billion), or 22.3 per cent, over 31 December 2005.

- Loans and advances to customers of SAR42.5 billion (US$11.3 billion) at 31 December 2006 - up SAR1.7 billion (US$0.5 billion), or 4.2 per cent, over 31 December 2005.

- Total assets of SAR77.2 billion (US$20.6 billion) at 31 December 2006 - up SAR11.3 billion (US$3.0 billion), or 17.1 per cent, over 31 December 2005.

-  Earnings per share of SAR8.11 (US$2.16) for the year ended 31 December 2006
   - up 21.4 per cent from SAR6.68 (US$1.78) over the same period in 2005^.


^Earnings per share for the year ended 31 December 2005 have been adjusted to reflect a 1:2 bonus issue approved at the Annual General Meeting held on 21 March 2006 and a 5:1 share split effective 8 April 2006.

Commentary

SABB recorded a net profit of SAR3,040 million (US$811 million) for the year ended 31 December 2006. This represents an increase of 21.4 per cent over the SAR2,504 million (US$668 million) earned in the same period in 2005.

Customer deposits increased to SAR59.3 billion (US$15.8 billion) at 31 December 2006 from SAR48.5 billion (US$12.9 billion) at 31 December 2005.

Loans and advances to customers increased to SAR42.5 billion (US$11.3 billion) at 31 December 2006 from SAR40.8 billion (US$10.9 billion) at 31 December 2005.

The bank's investment portfolio totalled SAR21.7 billion (US$5.8 billion) at 31 December 2006, an increase from SAR16.4 billion (US$4.4 billion) at 31 December 2005.

John Coverdale, managing director of SABB, said: "SABB has successfully managed to attain remarkable results in 2006, achieving a 21.4 per cent growth in net profits for its shareholders. These results were achieved due to our increased focus on and diversification of core banking products and services, which positions the bank well for future growth.

"Operating income of SAR4,617 million (US$1,231 million) for the year ended 31 December 2006 is up SAR797 million (US$213 million), or 20.9 per cent, over the same period in 2005, while the cost base has increased by 16.2 per cent reflecting SABB's continuing investment in customer service, technology and in its staff. Total operating expenses have increased by 23.7 per cent.

"Credit quality remains sound. Increased levels of provision against card and consumer loans relate to business growth and expansion into new market sectors. Deposit levels remain high due to increased market liquidity and significant corporate balances relating to major projects in progress. The bank's capital and liquidity positions are very strong.

"Following the formal establishment of our investment banking affiliate, HSBC Saudi Arabia Ltd, in the third quarter of 2006, SABB has now been awarded an insurance operating licence for its SABB Takaful company allowing it to offer a comprehensive range of Shariah-compliant Takaful products for personal and corporate customers.

"The SABB Board of Directors has recommended a final net dividend of SAR2.25 (US$0.60) per share for the second half of 2006. This follows the payment earlier in 2006 of an interim dividend of SAR1.5 (US$0.40) net per share.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."




 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  23 January, 2007